November 20, 2024

Paul A. Romness
Chief Executive Officer
OS Therapies Incorporated
115 Pullman Crossing Road, Suite #103
Grasonville, MD 21638

       Re: OS Therapies Incorporated
           Registration Statement on Form S-1
           Filed November 12, 2024
           File No. 333-283171
Dear Paul A. Romness:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. We note you are registering the resale of common stock to be issued pursuant to the equity line financing with Square Gate Capital Master Fund LLC. Please specify the number of shares being registered under the equity line financing and ensure that
       Square Gate Capital Master Fund LLC is also named as an underwriter throughout the filing, where appropriate, including the Selling Stockholder and Plan of Distribution sections. Refer to Securities Act Sections Compliance and Disclosure Interpretation
       Question 139.13 for guidance.
Plan of Distribution, page 101

2.     We note your disclosure on page 102 that Regulation M    may apply to
sales of shares
       in the market and to the activities of the Selling Securityholder and its affiliates.
 November 20, 2024
Page 2

       Please revise to disclose how the provisions of Regulation M may prohibit the Selling
       Securityholder and any other distribution participants that are participating in the distribution of your securities from:
           engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the ordinary shares) while the equity line is in effect; and
           purchasing shares in the open market while the equity line is in effect.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-
6761 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Spencer G. Feldman, Esq.